AFL-CIO HIT | HOUSING INVESTMENT TRUST

About Media Center Login Contact Us Search

NEWS ETI Summit: An Action Agenda for Affordable Housing, Construction Careers, and Public and Union Pension Investments READ MORE


Union Pride
Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.3B	$10.4B	125,145	196.7M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED